                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Superior Energy Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock (par value $0.01)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    868157108
          ------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas R. Denison, Esq.
                            First Reserve Corporation
                       1801 California Street, Suite 4110
                                Denver, CO 80202
                                 (303) 382-1270
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 15, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868157108                                           Page 2 of 15 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Fund VII, Limited Partnership
         I.R.S. No. 06-1457408
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 11,080,916
                      ----------------------------------------------------------
       SHARES            8     SHARED VOTING POWER

    BENEFICIALLY               0
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER

      REPORTING                11,080,916
                      ----------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

        WITH                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,080,916
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         18.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108                                           Page 3 of 15 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Fund VIII, L.P.
         I.R.S. No. 06-1507364
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

       SHARES                  0
                      ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER

     OWNED BY                  7,387,276
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

                               7,387,276
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,387,276
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         12.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108                                           Page 4 of 15 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve GP Fund VII, L.P.
         I.R.S. No. 06-1520256
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER

      OWNED BY                 11,080,916
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

                               11,080,916
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,080,916
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         18.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108                                           Page 5 of 15 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve GP VIII, L.P.
         I.R.S. No. 06-1507318
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER

      OWNED BY                 7,387,276
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

                               7,387,276
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,387,276
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         12.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108                                           Page 6 of 15 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Corporation
         I.R.S. No. 06-1210123
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 18,468,192
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER

      OWNED BY                 0
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER

      REPORTING                18,468,192
                      ----------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,468,192
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         31.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108                                           Page 7 of 15 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William E. Macaulay
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER

      OWNED BY                 0
                      ----------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [X]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108                                           Page 8 of 15 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John A. Hill
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER

      OWNED BY                 0
        EACH          ----------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
      REPORTING
                               0
       PERSON         ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
        WITH
                               0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [X]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of the common stock, par value $0.001 per share ("Common Stock"), of Superior Energy Services, Inc., a Delaware corporation ("Superior") the principal executive offices of which are located at 1105 Peters Road City, Harvey, LA 70058.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), First Reserve Fund VIII, L.P., a Delaware limited partnership ("Fund VIII" and together with Fund VII, the "Funds"), First Reserve GP VII, L.P., a Delaware limited partnership ("GP VII"), First Reserve GP VIII, L.P., a Delaware limited partnership ("GP VIII"), First Reserve Corporation, a Delaware corporation ("First Reserve"), William E. Macaulay and John A. Hill (collectively referred to herein as the "Reporting Parties").

         Fund VII and Fund VIII are Delaware limited partnerships, the principal purpose of which is to make equity and debt investments in companies engaged in various energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities. Their principal offices are located at 475 Steamboat Road, Greenwich, CT 06830. GP VII and GP VIII are Delaware limited partnerships, the principal purpose of which is to serve as the general partner of Fund VII and Fund VIII, respectively. First Reserve is a Delaware corporation which raises funds for and manages Fund VII and Fund VIII, through GP VII and GP VIII, respectively, (as well as several other similar entities). First Reserve is the general partner of GP VII and GP VIII. First Reserve's principal business is to act as the managing general partner and provide investment management services to a limited number of investment partnerships, including Fund VII and Fund
VIII. First Reserve's offices are also located at 475 Steamboat Road, Greenwich, CT 06830. William E. Macaulay is the Chairman, Chief Executive Officer, a Managing Director and Director of First Reserve. John A. Hill is the Vice Chairman, a Managing Director and a Director of First Reserve. Mr. Macaulay and Mr. Hill are United States citizens, both of whose principal occupation or employment is as an officer and director of First Reserve, and whose business address is 475 Steamboat Road, Greenwich, CT 06830. The information required by
Item 2 with respect to the executive officers and directors of the Reporting Parties which are corporations (First Reserve) is found in Schedule I, attached hereto.

         During the last five years, none of the Reporting Parties nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE OF FUNDS

         On July 15, 1999, Superior Cardinal Acquisition Company, Inc. ("Sub"), a wholly-owned subsidiary of Superior Energy Services, Inc. ("Superior"), merged with and into (the "Merger") Cardinal Holding Corporation ("Cardinal"), pursuant to the Agreement and Plan of Merger Among Superior, Sub, Cardinal, Fund VII, and Fund VIII, dated April 20, 1999 (the "Merger Agreement"), and Amendment

No. 1 thereto dated June 30, 1999 ("Amendment No. 1"). In connection with the Merger, each of the Funds' shares of Cardinal stock were converted into approximately 356 shares of Superior Common Stock. Upon consummation of the Merger, the separate existence of Sub ceased and Cardinal became a wholly-owned subsidiary of Superior.

         Prior to the Merger, Fund VII owned 31,105.239 shares of Cardinal stock and Fund VIII owned 20,736.823 shares of Cardinal stock. Those shares of Cardinal stock were the source of funds for the acquisition of beneficial ownership of the 11,080,916 and 7,387,276 shares of Superior Common Stock acquired by Fund VII and Fund VIII, respectively, in the Merger. Except in relation to their partnership interests in Fund VII and Fund VIII, no money or stock were required directly by GP VII, GP VIII or First Reserve for their indirect acquisition of beneficial ownership of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The Funds acquired shares of Superior Common Stock in exchange for Cardinal stock pursuant to the Merger Agreement. The Funds intend to participate in and influence the affairs of Superior through the exercise of their voting rights with respect to their shares of Common Stock. Through the merger, Fund VII and Fund VIII acquired approximately 31.1% of the approximately 59,293,269 shares of Superior Common Stock outstanding after the Merger.

         As more fully described in Item 6, below, pursuant to the Stockholders' Agreement among Superior and the Funds, dated July 15, 1999 (the "Stockholders' Agreement"), the Funds have the right to designate four of Superior's six directors, two of such designees who are to be independent of both Superior and First Reserve. Additionally, the Stockholders' Agreement contains certain covenants that restrict the Funds' ability to acquire or dispose of Superior Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Reporting Parties and other persons identified in Item 2 are the beneficial owners of the Superior Common Stock in the numbers and percentages set forth in the table below.

                                      NUMBERS OF SHARES
               REPORTING PARTY        BENEFICIALLY OWNED  PERCENTAGE OF CLASS(2)
               ---------------        ------------------  ----------------------
      Fund VII ...................       11,080,916            18.7%
      Fund VIII ..................        7,387,276            12.5%
      GP VII (1) .................       11,080,916            18.7%
      GP VIII (1) ................        7,387,276            12.5%
      First Reserve (1) ..........       18,468,192            31.1%
      William E. Macaulay (1) ....       18,468,192            31.1%
      John A. Hill (1) ...........       18,468,192            31.1%


         (1) The shares listed as beneficially owned by GP VII, GP VIII, First Reserve, Mr. Macaulay and Mr. Hill are owned of record and beneficially by Fund VII and Fund VIII. First Reserve is the managing general partner of GP VII and GP VIII which are, in turn, the general partners of Fund VII and Fund VIII. Through their control positions within First Reserve and their ownership of shares of First Reserve, Mr. Macaulay and Mr. Hill may be deemed to share beneficial ownership of the shares of Common Stock. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of such shares.

         (2) Based on the approximately 59,293,269 shares of Superior Common Stock outstanding after the Merger.

         (b) Fund VII and Fund VIII share the power to vote or to direct the vote and the power to dispose or direct the disposition of all Shares held by them with their general partners, GP VII and GP VIII, respectively, who, in turn, shares voting and dispositive power with its managing general partner, First Reserve. The Reporting Parties and other persons identified in Item 2 have the following powers with respect to the Superior Common Stock they beneficially own:

                                         SOLE         SHARED         SOLE          SHARED
                                         VOTING       VOTING       DISPOSITIVE   DISPOSITIVE
               REPORTING PARTY           POWER        POWER          POWER         POWER
               ---------------           ------     ----------     -----------   -----------
        Fund VII ..................        0        11,080,916          0        11,080,916
        Fund VIII .................        0         7,387,276          0         7,387,276
        GP VII (1) ................        0        11,080,916          0        11,080,916
        GP VIII (1) ...............        0         7,387,276          0         7,387,276
        First Reserve (1) .........        0        18,468,192          0        18,468,192
        William E. Macaulay(1) ....        0        18,468,192          0        18,468,192
        John A. Hill (1) ..........        0        18,468,192          0        18,468,192

----------

         (1) Consists solely of shares owned by Fund VII and Fund VIII. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of such shares.

         (c)      See the description of the Merger in Item 6, below.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to and as more fully explained in the Merger Agreement, the Funds exchanged their shares of Cardinal stock for 18,468,192 shares of Superior Common Stock. The exchange ratio was based on a formula that allowed the Cardinal shareholders to acquire approximately 51% of the Superior Common Stock outstanding after the Merger.

         Pursuant to the Stockholders' Agreement, and as more fully described therein, the Funds have the right to designate four of Superior's six directors, two of such designees who are to be independent of both Superior and First Reserve. As a condition to the Merger, Superior stockholders approved the election of William E. Macaulay and Ben A. Guill, both First Reserve officers, to the Superior board. Additionally, under the Stockholders' Agreement, the Funds agree that First Reserve and its related entities will not acquire any Superior securities (other than pursuant to the Merger) if the effect would be to increase the aggregate beneficial ownership of Superior securities by First Reserve and its related entities (without considering the Superior securities acquired in the Merger, or issued pursuant to a stock split, dividend or recapitalization) to 10% or more of either the voting power or the number of outstanding shares of any class or series of Superior securities.

         Further, under the Stockholders Agreement and as more fully described therein, the Funds agree that First Reserve and its related entities will not dispose of their beneficial interest in the Superior Common Stock except under certain conditions, including transfers within First Reserve and its related entities, public offerings, Rule 144 sales, other private sales, a business combination involving Superior and approved by its Board of Directors, or upon the failure of Superior, its board or stockholders, to allow the Funds' designated directors to serve on Superior's board of directors. Further, the Funds agree to use their reasonable best efforts not to transfer ownership of 5% or more of their voting power to any one person or group of persons without the permission of Superior's Board. Finally, the Funds covenant and agree not to assist any person in any transactions that would result in a change of control in Superior and agree, with respect to matters involving a business combination or change of control involving Superior, to vote all their Superior Common Stock in the manner recommended by Superior's Board of Directors.

         As more fully described therein, the Registration Rights Agreement Among Superior Energy Services, Inc. and the Parties Specified Herein, dated July 15, 1999 ("Registration Rights Agreement"), grants the Funds and other Cardinal shareholders registration rights with respect to the Common Stock beneficially owned by them. The Registration Rights Agreement with the Funds provides, among other things, that at any time after one year following the closing date of the Merger, the Funds may request that Superior file a registration statement for the offer and sale of not less than 20% of the Superior Common Stock owned by the Funds following the Merger.

         As more fully described in the Escrow Agreement dated March 16, 1999 entered into by Fund VII, Fund VIII, John P. Kotts and certain other parties (the "Escrow Agreement"), in connection with the closing of the Merger, Fund VII will escrow 311,139 shares of Superior Common Stock and Fund VIII will escrow 207,426 shares of Superior Common Stock. Pursuant to the Escrow Agreement, Fund VII and Fund VIII retain the right to vote and received dividends upon these escrowed shares and these escrowed shares are included in the amounts reported in this Schedule 13. If, within five years of the effective date of the Merger, the average of the closing prices of the Superior Common Stock equals or exceeds $5.50 per share for any consecutive twenty trading days and the Superior Common Stock closes at or above $5.50 per share on the twentieth such trading day, the escrowed shares may be released to John P. Kotts. If not, the escrowed shares will be released to Fund VII and Fund VIII.

ITEM 7.  EXHIBITS


Exhibit A                     Agreement Concerning Filing of Schedule 13D.

Exhibit B                     Agreement and Plan of Merger Among Superior Energy
                              Services, Inc., Superior Cardinal Acquisition
                              Company, Inc., Cardinal Holding Corp., First
                              Reserve Fund VII, Limited Partnership and First
                              Reserve Fund VIII, L.P., dated April 20, 1999,
                              Appendix A to Superior's Schedule 14A, as filed with the Securities and Exchange Commission on June 18, 1999, File No. 333-22603, and
                              incorporated by reference herein.


Exhibit C                     Amendment No. 1 to the Agreement and Plan of
                              Merger dated as of June 30, 1999, by and among Superior, Superior Cardinal Acquisition Company,
                              Inc., Cardinal Holding Corp., First Reserve Fund
                              VII, Limited Partnership, and First Reserve Fund
                              VIII, L.P., Exhibit 2.1 to Superior's 8-K, as filed with the Securities and Exchange Commission on July 7, 1999, File No. 333-22603, and
                              incorporated by reference herein.


Exhibit D                     Stockholders' Agreement among Superior Energy
                              Services, Inc. and First Reserve Fund VII, Limited
                              Partnership and First Reserve Fund VIII, L.P., dated July 15, 1999.


Exhibit E                     Registration Rights Agreement among Superior
                              Energy Services, Inc. and First Reserve Fund VII,
                              Limited Partnership and First Reserve Fund VIII,
                              L.P., dated July 15, 1999.


Exhibit F                     Escrow Agreement dated March 16, 1999 entered into
                              by Fund VII, Fund VIII, John P. Kotts and certain other parties.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated:  July 22, 1999
                               First Reserve Fund VII, Limited Partnership, a Delaware limited partnership

                               By:      First Reserve GP VII, L.P.
                                        its general partner

                                        By:      First Reserve Corporation
                                                 its general partner

                                        /s/ Thomas R. Denison
                                        ---------------------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director


                               First Reserve Fund VIII, L.P.,
                               a Delaware limited partnership

                               By:      First Reserve GP VIII, L.P.
                                        its general partner

                                        By:      First Reserve Corporation
                                                 its general partner

                                        /s/ Thomas R. Denison
                                        ---------------------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director

                               First Reserve GP VII, L.P.,
                               a Delaware limited partnership

                               By:      First Reserve Corporation
                                        its general partner

                                        /s/ Thomas R. Denison
                                        ---------------------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director

                    First Reserve GP VIII, L.P.,
                    a Delaware limited partnership

                    By:      First Reserve Corporation
                             its general partner

                             /s/ Thomas R. Denison
                             ------------------------------
                             Name:    Thomas R. Denison
                             Title:   Managing Director

                    First Reserve Corporation

                             /s/ Thomas R. Denison
                             ------------------------------
                             Name:    Thomas R. Denison
                             Title:   Managing Director


                    William E. Macaulay

                             By:      /s/ Thomas R. Denison
                                ---------------------------
                             Name:    Thomas R. Denison
                             his attorney-in-fact (power of attorney filed with
                             Schedule 13D/A #2 for Patina Oil & Gas Corp.
                             with the Securities and Exchange Commission
                             on July 7, 1999, File No. 005-47499, and
                             incorporated by reference herein)


                    John A. Hill

                             By:      /s/ Thomas R. Denison
                                ---------------------------
                             Name:    Thomas R. Denison
                             his attorney-in-fact (power of attorney filed with
                             Schedule 13D/A #2 for Patina Oil & Gas Corp.
                             with the Securities and Exchange Commission
                             on July 7, 1999, File No. 005-47499, and
                             incorporated by reference herein)

                                   SCHEDULE I

         The name, business address, and present principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in (y) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (z) a finding of any violation with respect to such laws.

                NAME AND POSITION WITH FIRST RESERVE CORPORATION

William E. Macaulay
Chairman, Chief Executive Officer, Managing Director and Director

John A. Hill
Vice Chairman, Managing Director and Director

Ben A. Guill
President, Managing Director and Director

Jonathan S. Linker
Managing Director

Bruce M. Rothstein
Managing Director

Cathleen M. Ellsworth
Managing Director

Will H. Honeybourne
Managing Director and Director

Thomas R. Denison
Managing Director, General Counsel and Secretary
1801 California St., Suite 4110
Denver, Colorado  80202

Jennifer G. Kornfield
Vice President, Treasurer and Assistant Secretary

Valarie A. Thomason
Assistant Treasurer and Assistant Secretary

                                    EXHIBIT A

                   AGREEMENT CONCERNING FILING OF SCHEDULE 13D


                  First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), First Reserve Fund VIII, L.P., a Delaware limited partnership ("Fund VIII"), First Reserve GP VII, Limited Partnership, a Delaware limited partnership ("GP VII"), First Reserve GP VIII, L.P., a Delaware limited partnership ("GP VIII"), First Reserve Corporation, a Delaware corporation ("First Reserve"), William E. Macaulay and John A. Hill, pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, hereby agree to the joint filing with the other on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Superior Energy Services, Inc. and that this agreement be included as an exhibit to such joint filing.

                  Fund VII, Fund VIII, GP VII, GP VIII, First Reserve, Mr. Macaulay and Mr. Hill separately acknowledge that they are each responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning them contained therein. No party to this Agreement is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

                  This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                  Dated as of the 22nd day of July, 1999.

                                   First Reserve Fund VII, Limited Partnership, a Delaware limited partnership

                                   By:      First Reserve GP VII, L.P.
                                            its general partner

                                            By:      First Reserve Corporation
                                                     its general partner

                                            /s/ Thomas R. Denison
                                            ------------------------------------
                                            Name:    Thomas R. Denison
                                            Title:   Managing Director

                                   First Reserve Fund VIII, L.P.,
                                   a Delaware limited partnership

                                    By:      First Reserve GP VIII, L.P.
                                             its general partner

                                             By:      First Reserve Corporation
                                                      its general partner

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                   First Reserve GP VII, L.P.,
                                   a Delaware limited partnership

                                   By:       First Reserve Corporation
                                             its general partner

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director



                                   First Reserve GP VIII, L.P.,
                                   a Delaware limited partnership

                                   By:       First Reserve Corporation
                                             its general partner

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                   First Reserve Corporation

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                     William E. Macaulay

                              By:      /s/ Thomas R. Denison
                                       ---------------------
                              Name:    Thomas R. Denison
                              his attorney-in-fact (power of attorney filed with
                              Schedule 13D/A #2 for Patina Oil & Gas Corp.
                              with the Securities and Exchange Commission
                              on July 7, 1999, File No. 005-47499, and
                              incorporated by reference herein)

                     John A. Hill

                              By:      /s/ Thomas R. Denison
                                       ---------------------
                              Name:    Thomas R. Denison
                              his attorney-in-fact (power of attorney filed with
                              Schedule 13D/A #2 for Patina Oil & Gas Corp.
                              with the Securities and Exchange Commission
                              on July 7, 1999, File No. 005-47499, and
                              incorporated by reference herein)

                                    EXHIBIT D








                             STOCKHOLDERS' AGREEMENT





                                      Among





                         SUPERIOR ENERGY SERVICES, INC.





                                       And

                   FIRST RESERVE FUND VII, LIMITED PARTNERSHIP
                  FIRST RESERVE FUND VIII, LIMITED PARTNERSHIP





                                  July 15, 1999

                             STOCKHOLDERS' AGREEMENT

         This Stockholders' Agreement (this "Agreement") is entered into this 15th day of July, 1999, is by and among Superior Energy Services, Inc., a Delaware corporation ("Superior"), and First Reserve Fund VII, Limited Partnership, a Delaware limited partnership, and First Reserve Fund VIII, Limited Partnership, a Delaware limited partnership (each a "First Reserve Fund" and, collectively, the "First Reserve Funds").

                               W I T N E S S E T H

         WHEREAS, pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of April 20, 1999 entered into by and among, inter alia, the First Reserve Funds and Superior, each of the First Reserve Funds received upon consummation of the Merger contemplated by the Merger Agreement, shares of Superior Common Stock in exchange for the shares of common stock of Cardinal Holding Corp. owned by it; and

         WHEREAS, the parties hereto desire to set forth certain additional agreements among them relating to the First Reserve Group's (as defined below) acquisition and ownership of Superior Securities.

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

                                    ARTICLE 1
                                  Defined Terms

         Section 1.1 Defined Terms. The following capitalized terms when used in this Agreement shall have the following meanings:

         "Affiliate" shall have the respective meanings assigned thereto in Rule 405 as presently promulgated under the Securities Act.

         "beneficial ownership" and "group" shall have the respective meanings assigned thereto in Rules 13d-3 and 13d-5 as presently promulgated under the Exchange Act.

         "Board" means the Board of Directors of Superior.

         "Common Stock" means the common stock, $.001 par value per share, of Superior.

         "Director" means any member of the Board.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "First Reserve Group" means, collectively, the First Reserve Funds and their respective Affiliates; provided, however, that a Person shall not be deemed a member of the First Reserve Group if the only reason that such Person would be deemed an Affiliate of the First Reserve Funds is because it is (a) a limited partner of either or both of the First Reserve Funds, (b) an operating company in which either or both of the First Reserve Funds (and/or any other fund or funds similar to the First Reserve

Funds that is controlled by, controlling or under common control with the First Reserve Funds) have an investment, but in which the First Reserve Funds and such other funds do not, in the aggregate (i) have at least a majority of the voting power (defined in a manner consistent with the definition of Voting Power set forth herein with respect to Superior) of the securities of such operating company, or (ii) the contractual right to designate at least a majority of the members of the board of directors (or similar governing body) of such operating company, or (c) an Affiliate of an operating company described in clause (b) who is not otherwise an Affiliate of the First Reserve Group.

         "Fund Directors" shall have the meaning assigned to it in Section 2.1(b) hereof.

         "Independent Director" means, at any time, any Director who both (a) would qualify as an "independent director" within the meaning given to such term under the rules of the principal securities exchange or market on which the Common Stock is then listed or admitted for trading and (b) is not an Affiliate of either Superior or the First Reserve Funds (other than solely as the result of being a director of Superior).

         "Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.

         "Registration Rights Agreement" means that certain Registration Rights Agreement dated the date hereof among Superior and the First Reserve Funds, as amended, modified or supplemented from time to time.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Superior Securities" means, collectively, the Common Stock and any class or series of Superior's preferred stock, and any other securities, warrants or options or rights of any nature (whether or not issued by Superior) that are convertible into, exchangeable for, or exercisable for the purchase of, or otherwise give the holder thereof any rights in respect of common stock, or any class or series of Superior preferred stock that is entitled to vote generally for the election of directors or otherwise.

         "Termination Date" means July 15, 2009.

         "Voting Power" means, at, any measurement date, the total number of votes that could have been cast in an election of directors of Superior had a meeting of the stockholders of Superior been duly held based upon a record date as of the measurement date if all Superior Securities then outstanding and entitled to vote at such meeting were present and voted to the fullest extent possible at such meeting.

         Section 1.2 Other Definitional Provisions. The words "hereof" "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

                                    ARTICLE 2
                           Board of Directors; Voting

         Section 2.1 Election of Directors. Each of the First Reserve Funds hereby agrees that it shall vote all of the Superior Securities over which it has voting control and shall take, and cause all other members of the First Reserve Group to take, all other necessary or desirable actions within its control (whether in its capacity as a stockholder or otherwise) in order to cause the following:

         (a)      The Board shall at all times consist of six Directors.

         (b) The election to the Board of: (i) two designees of the First Reserve Funds (the designees of the First Reserve Funds are collectively referred to as the "Fund Directors"); (ii) two designees of the First Reserve Funds who are Independent Directors and acceptable to the Board as evidenced by a majority vote of the Board; (iii) Superior's Chief Executive Officer; and (iv) subject to the provisions of Section 2.1(c), such number of Independent Directors as may be designated from time to time by a majority vote of the Board in order to complete the Board and fill any vacancies as contemplated by this Section 2.1(b); provided, however, that if at any time
                  (A) the First Reserve Funds cease to beneficially own, in the aggregate, at least 15% of the Voting Power, the First Reserve Funds shall cease to have the right to designate any Independent Directors pursuant to Section 2.1(b)(ii) and (B) the First Reserve Funds cease to beneficially own, in the aggregate, at least 5% of the Voting Power, unless the Board otherwise consents, all of the Fund Directors shall immediately resign.

         (c) The reelection to the Board at the first annual meeting of the stockholders that is held after the date of this Agreement of one incumbent Director to be designated by Superior's Chief Executive Officer, which Director will serve in lieu of one of the Independent Directors to be elected pursuant to Section 2.1(b)(iv) until the termination of such Director's term at the second annual meeting of Superior's stockholders.

         (d) In the event that any Director designated pursuant to Section 2.1(b) for any reason ceases to serve as a member of the Board during his term of office, the Person or Persons who previously designated such Director pursuant to Section 2.1(b) shall be entitled to designate a successor Director to fill the vacancy created thereby on the terms and subject to the conditions of this Section 2.1. If and to the extent that the remaining members of the Board are entitled to fill vacancies on the Board, upon the occurrence of any vacancy, the Board will promptly take any actions necessary to fill such vacancies in accordance with the foregoing provision.

         (e) The First Reserve Funds shall cause their designees on the Board to take all necessary or appropriate action to assist in the nomination for election as Directors of such other nominees as may be selected in accordance with Section 2.1(b), and the First Reserve Funds shall vote, and cause all Superior Securities beneficially owned by any member of the First Reserve Group to be voted, for the election of such other nominees as well as for the election of all nominees of the First Reserve Group designated by them pursuant to Section 2.1(b).

         Section 2.2 Superior Actions. Superior hereby agrees to take all necessary or appropriate action to assist in the nomination for election as Directors the person or persons designated pursuant to the provisions of Section
2.1. Superior hereby agrees not to take any action inconsistent with the provisions of Section 2.1. Superior shall vote all management proxies in favor of such nominees, except for such proxies that specifically indicate to the contrary. Superior's Board shall recommend that its stockholders vote in favor of such nominees, and shall use reasonable best efforts to solicit from its stockholders proxies voted in favor of such nominees.

                                    ARTICLE 3
                   Acquisition and Sale of Superior Securities

         Section 3.1. Superior Securities. The First Reserve Funds covenant and agree with Superior that except for the Superior Securities acquired pursuant to the Merger Agreement, no member of the First Reserve Group shall, directly or indirectly, acquire any Superior Securities, if the effect of such acquisition, agreement or other action would be to increase the aggregate beneficial ownership of Superior Securities by the First Reserve Group (without considering the Superior Securities acquired by the First Reserve Group pursuant to the Merger Agreement and any Superior Securities issued pursuant to a stock split, stock dividend or recapitalization with respect to such Superior Securities) to 10% or more of either the Voting Power or the number of outstanding shares of any class or series of Superior Securities.

         Section 3.2 Distribution of Superior Securities. Each of the First Reserve Funds covenants that it shall not, and that it shall cause each other member of the First Reserve Group not to, directly or indirectly, sell, transfer any beneficial interest in, or beneficial ownership of, pledge, hypothecate or otherwise dispose of any Superior Securities, except by conversion, exchange or exercise of such Superior Securities pursuant to their terms in a manner not otherwise in violation of Section 3.1 or pursuant to:

                  (a) a bona fide pledge of or the granting of a security interest or any other lien or encumbrance in such Superior Securities to a lender that is not a member of the First Reserve Group to secure a bona fide loan for money borrowed made to one or more members of the First Reserve Group, the foreclosure of such pledge or security interest or any other lien or encumbrance that may be placed involuntarily upon any Superior Securities, or the subsequent sale or other disposition of such Superior Securities by such lender or its agent;

                  (b) a transfer, assignment, sale or disposition of such Superior Securities to another member of the First Reserve Group that has signed this Agreement;

                  (c) a distribution of Superior Securities to any partner of a First Reserve Fund; provided that any distributee that is a member of the First Reserve Group has signed this Agreement; and provided, further that any arrangements coordinated or initiated by or on behalf of a First Reserve Fund to assist its limited partners in the sale of Superior Securities distributed to them must comply with the provisions of this Section 3.2;

                  (d) sales in public offerings registered under the Securities Act;

                  (e) sales effected in compliance with the provisions of Rule 144 under the Securities Act;

                  (f) other privately negotiated sales of Superior Securities;

                  (g) upon consummation of or otherwise in connection with a business combination or similar transaction involving Superior that is approved by the Board; or

                  (h) sales provided for in Section 3.6.

Notwithstanding anything to the contrary in this Section 3.2, in effecting any sale, transfer of any beneficial interest in or other disposition of Superior Securities pursuant to Sections 3.2 (c) and (f), above, the members of the First Reserve Group selling, transferring or disposing such Superior Securities shall, unless the Board consents otherwise, use their reasonable best efforts to refrain from knowingly selling, transferring or disposing of such number of Superior Securities as represent either the right to acquire or ownership of 5% or more of the Voting Power to any one Person or group of Persons.

         Section 3.3. Proxy Solicitations. As a stockholder, the First Reserve Group shall vote or cause to be voted all Superior Securities of which any member of the First Reserve Group is the beneficial owner with respect to each matter submitted to Superior's stockholders providing for, involving, expected to facilitate or that could reasonably be expected to result in a business combination or other change in control of Superior that has not been approved by the Board (including without limitation the election or removal of one or more Superior directors or one or more nominees for director proposed by the Board), in the manner recommended by the Board.

         Section 3.4. Groups. Each of the First Reserve Funds covenants that it shall not, and that no other member of the First Reserve Group shall, join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other Person, for the purpose of acquiring, holding, voting or disposing of any Superior Securities, other than the First Reserve Group itself.

         Section 3.5. Takeover Offers. Each of the First Reserve Funds covenants that it shall not, and that no other member of the First Reserve Group shall, directly or indirectly advise, assist, act as a financing source for or otherwise invest in any other Person in connection with a transaction or group of transactions that would result in a change of control of Superior (as such term is defined in Superior's 1999 Stock Incentive Plan), publicly disclose any intention, plan or arrangement inconsistent with the foregoing, or initiate, induce or attempt to induce any other Person to initiate any proposal that can reasonably be expected to result in a change of control of Superior. Subject to compliance with this Section 3.5, on and after the eleventh business day after commencement of a tender or exchange offer made by a Person who is not a member of the First Reserve Group for outstanding Superior Securities (a "Qualifying Offer"), any member of the First Reserve Group may tender or exchange any Superior Securities beneficially owned by it pursuant to such Qualifying Offer, provided the Qualifying Offer shall have been approved, or not opposed, by the Board. If a Qualifying Offer is opposed by the Board, then, from and after the eleventh business day after commencement of such Qualifying Offer, any member of the First Reserve Group may tender or exchange shares of Superior Securities pursuant to such Qualifying Offer only if (i) no tender or exchange of, or indication of an intention to tender or exchange, Superior Securities is made by any member of the First Reserve Group earlier than 24 hours prior to the expiration of any time after which Superior Securities tendered may be treated less favorably than other Superior Securities tendered or exchanged prior thereto, and (ii) a binding agreement is reached with the bidder or offeror prior to any tender or exchange specifying that only such number of Superior Securities submitted for tender or exchange shall be accepted by the bidder or offeror as are equal to (A) the percentage of such Superior Securities not beneficially owned by the First Reserve Group that have been tendered or exchanged, multiplied by
(B) the total number of such Superior Securities beneficially owned by the member of the First Reserve Group. Notwithstanding the foregoing, the provisions of this Section 3.5 shall terminate upon the earlier of the fifth anniversary of this Agreement or such time as the First Reserve Group beneficially owns less than 15% of the Voting Power.

         Section 3.6. Limitation on Covenants. Notwithstanding any provision to the contrary in this Agreement, during any period that any person designated by the First Reserve Funds to serve as a Director in accordance with the provisions of Section 2.1(b) is not serving as a Director as a result of the failure of Superior or the Board to comply with the terms of this Agreement, or if any such designee is not elected by the stockholders (and Section 2.1(b) is complied with), then the covenants set forth in this Article 3 shall cease to be effective during such period; provided, however, that if a person designated by the First Reserve Funds ceases to be a Director by reason of death or resignation, then the provisions of this Section 3.6 shall not apply if the Board appoints First Reserve Funds' designated replacement to fill an such vacancy within 15 business days after Superior receives notice of such designation. The provisions of this Section 3.6 shall be in addition to any other remedies that the First Reserve Funds may have in connection with a breach of the provisions of Article 2 hereof.

                                    ARTICLE 4
                         Legend And Stop Transfer Order

         Section 4.1 Legend and Stop Transfer Order. To assist in effectuating the provisions of this Agreement, the First Reserve Funds hereby consent: (a) to the placement, on certificates issued with respect to the shares of Common Stock issued to them pursuant to the Merger Agreement or otherwise promptly after any Superior Securities become subject to the provisions of this Agreement, of the following legend on all certificates representing ownership of Superior Securities owned of record by any member of the First Reserve Group or by any Person where a member of the First Reserve Group is the beneficial owner thereof, until such shares are sold, transferred or disposed in a manner permitted hereby to a Person who is not then a member of the First Reserve
Group:

                  The shares represented by this certificate are subject to the provisions of an Agreement among, inter alia, Superior Energy Services, Inc. and First Reserve Fund VII, Limited Partnership, and First Reserve Fund VIII, Limited Partnership, and may not be voted, sold, transferred, pledged, hypothecated or otherwise disposed of except in accordance therewith. Copies of the Agreement are on file at the office of the Corporate Secretary of Superior Energy Services, Inc.;

and (b) to the entry of stop transfer orders with the transfer agent or agents of Superior Securities against the transfer of Superior Securities except in compliance with the requirements of this Agreement, or if Superior acts as its own transfer agent with respect to any Superior Securities, to the refusal by Superior to transfer any such securities except in compliance with the requirements of this Agreement. Superior agrees to remove promptly all legends and stop transfer orders with respect to the transfer of Superior Securities being made to a Person who is not then a member of the First Reserve Group in compliance with the provisions of this Agreement.

                                    ARTICLE 5
                                  Miscellaneous

         Section 5.1 Termination. Except as provided in this Section 5.1, the respective covenants and agreements of the First Reserve Funds and Superior contained in this Agreement will continue in full force and effect until the earliest to occur of either of the following: (i) the Termination Date, or (ii) the sale or other disposition in accordance with this Agreement by the First Reserve Group of such number of Superior Securities such that, solely as a result of such sale or other disposition, the First Reserve Group beneficially owns in the aggregate Superior Securities representing less than 5% of the Voting Power. Upon any termination of this Agreement pursuant to this Section
5.1 all of the obligations of Superior and the First Reserve Funds hereunder shall terminate.

         Section 5.2 Notices. Any notice or other communication required or permitted hereunder shall be in writing or by telex, telephone or facsimile transmission with subsequent written confirmation, and may be personally served or sent by United States mail and shall be deemed to have been given upon receipt by the party notified. For purposes hereof, the addresses of the parties hereto (until notice of a change thereof is delivered as provided in this Section 5.2) shall be as set forth opposite each party's name on the signature page hereof.

         Section 5.3 Waivers and Amendments; Noncontractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by Superior and the holders of a majority of the Superior Securities held by the First Reserve Funds or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising a right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude a further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any breach of any provision of this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such breach is based may also be the subject matter of any other provision of this Agreement (or of any other agreement between the parties) as to which there is no breach.

         Section 5.4 Severability. If any provision of this Agreement or the applicability of any such provision to a person or circumstances shall be determined by any court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement or the application of such provision to persons or circumstances other than those for which it is so determined to be invalid and unenforceable, shall not be affected thereby, and each provision of this Agreement shall be valid and shall be enforced to the fullest extent permitted by law. To the extent permitted by applicable law each party hereto hereby waives any provision or provisions of law which would otherwise render any provision of this Agreement invalid, illegal or unenforceable in any respect.

         Section 5.5 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts and when so executed shall constitute one Agreement, notwithstanding that all parties are not signatories to the same counterpart.

         Section 5.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without giving effect to the conflict of laws principles of such state.

         Section 5.7 Successors and Assigns. Subject to Section 4, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

         IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.


Address:                                SUPERIOR ENERGY SERVICES, INC.

1105 Peters Road
Harvey, Louisiana 70058                 By:
Attn: Terence E. Hall                      -------------------------------------
Fax: 504-362-1818                                   Terence E. Hall
                                                       President

Address:                                FIRST RESERVE FUND VII, LIMITED
600 Travis, Suite 6000                  PARTNERSHIP
Houston, Texas 77002
Attn: Ben A. Guill                      By: First Reserve GP VII, L.P., its
Fax: 713-224-0771                           General Partner
Attn: Ben A. Guill
                                            By: First Reserve Corporation, its
                                                General Partner

                                        By:
                                           -------------------------------------
                                                    Ben A. Guill
                                                     President


                                        FIRST RESERVE FUND VIII, LIMITED
                                        PARTNERSHIP

                                        By: First Reserve GP VIII, L.P., its
                                            General Partner

                                        By: First Reserve Corporation, its
                                            General Partner

                                        By:
                                           -------------------------------------
                                                     Ben A. Guill
                                                      President

                                    EXHIBIT E





                          REGISTRATION RIGHTS AGREEMENT



                                      Among



                         SUPERIOR ENERGY SERVICES, INC.



                                       And

                               FIRST RESERVE FUND



                            VII, LIMITED PARTNERSHIP



                  FIRST RESERVE FUND VIII, LIMITED PARTNERSHIP



                                  July 15, 1999

REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (this "Agreement") is entered into this 15th day of

         July, 1999, by and among Superior Energy Services, Inc., a Delaware corporation ("Superior"), and First Reserve Fund VII, Limited Partnership, a Delaware limited partnership, and First Reserve Fund VIII, Limited Partnership, a Delaware limited partnership (each a "First Reserve Fund" and, collectively, the "First Reserve Funds").

                              W I T N E S S E T H:

         WHEREAS, pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") dated April 20, 1999 entered into by and among, inter alia, Superior, Cardinal Holding Corp. ("Cardinal") and the First Reserve Funds, each First Reserve Fund received upon consummation of the Merger contemplated by the Merger Agreement, shares of Superior Common Stock in exchange for the shares of common stock of Cardinal it holds; and

         WHEREAS, the parties hereto desire to set forth certain additional agreements among them relating to the Registrable Securities owned by the First Reserve Funds.

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

         1. Defined Terms. The following capitalized terms when used in this Agreement shall have the following meanings:

         "Cardinal Holders" means the holders of registerable securities in accordance with the terms of the Cardinal Registration Rights Agreement.

         "Cardinal Registration Rights Agreement" means that certain Registration Rights Agreement, dated as of the date hereof, by and among Superior and all of Cardinal's stockholders other than the First Reserve Funds.

         "Common Stock" means the common stock, $.001 par value per share, of Superior.

         "Demand Registration" means a demand registration as defined in Section 2(a) hereof.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Holders" means the holders of the Registrable Securities in accordance with the terms of this Agreement.

         "Person" means an individual, corporation, partnership, limited liability company, business trust, joint stock company, unincorporated association, or other entity of whatever nature.

         "Piggyback Registration" means a piggyback registration as defined in
Section 2(b) hereof.

         "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

         "Registrable Securities" means (a) all shares of Common Stock issued to the First Reserve Funds pursuant to the Merger Agreement and (b) any other securities issued by Superior after the date hereof with respect to such shares of Common Stock by means of exchange, reclassification, dividend, distribution, split up, combination, subdivision, recapitalization, merger, spin-off, reorganization or otherwise; provided, however, that as to any Registrable Securities, such securities shall cease to constitute Registrable Securities for the purposes of this Agreement if and when: (i) a Registration Statement with respect to the sale of such securities shall have been declared effective by the SEC and such securities shall have been sold pursuant thereto; (ii) such securities shall have been sold in compliance with of all applicable resale provisions of Rule 144 under the Securities Act; or (iii) such securities cease to be issued and outstanding for any reason.

         "Registration Statement" means any registration statement filed by Superior that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included therein, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

         "SEC" means the Securities and Exchange Commission, or any successor agency thereto.

         "Securities Act" means the Securities Act of 1933, as amended.

         2. Registration Rights

                  (a) Demand Registration. (i) At any time after July 15, 2000, the First Reserve Funds may at any time and from time to time make a written request for registration under the Securities Act of not less than 20% of the Registrable Securities owned by them (a "Demand Registration"); provided that Superior shall not be obligated to effect more than one Demand Registration in any 12-month period or more than an aggregate of four Demand Registrations pursuant to this Section 2(a). Such request will specify the number of shares of Registrable Securities proposed to be sold and will also specify the intended method of disposition thereof. A registration will not count as a Demand Registration until the Registration Statement filed pursuant to such registration has been declared effective by the SEC and remains effective for the period specified in Section 2(e)(i).

                           (ii) If the First Reserve Funds so elect, the
offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. The First Reserve Funds shall select the managing underwriters and any additional investment bankers and managers to be used in connection with the offering; provided that the lead managing underwriter must be reasonably satisfactory to Superior.

                           (iii) Neither Superior nor any of its security
holders (other than the holders of
Registrable Securities in such capacity) shall be entitled to include any of Superior's securities in a Registration Statement initiated as a Demand Registration under this Section 2(a) without the consent of The First Reserve Funds.

                  (b) Piggyback Registration. If Superior proposes to file a registration statement under the Securities Act with respect to an offering of Common Stock (i) for Superior's own account (other than a registration statement on Form S-4 or S-8 (or any substitute form that may be adopted by the SEC for transactions traditionally registered on Form S-4 or S-8)) or (ii) for the account of any of its holders of Common Stock (other than pursuant to a Demand Registration under Section 2(a)), except for the Shelf Registration (as that term is defined in the Cardinal Registration Rights Agreement, then Superior shall give written notice of such proposed filing to the First Reserve Funds as soon as practicable (but in no event later than the earlier to occur of (i) the tenth day following receipt by Superior of notice of exercise of other Demand Registration rights and (ii) 30 days before the filing date), and such notice shall offer the First Reserve Funds the opportunity to register such number of shares of Registrable Securities as the First Reserve Funds may request within 20 days after receipt by the First Reserve Funds of Superior's notice on the same terms and conditions as Superior's or such holder's Common Stock (a "Piggyback Registration"). The First Reserve Funds will be permitted to withdraw all or any part of their Registrable Securities from a Piggyback Registration at any time prior to the date the Registration Statement filed pursuant to such Piggyback Registration becomes effective with the SEC.

                  (c) Reduction of Offering. Notwithstanding anything contained herein, if the Piggyback Registration is an underwritten offering and the lead managing underwriter of such offering delivers a written opinion to Superior that the size of the offering that Superior, the First Reserve Funds, the Cardinal Holders and any other Persons whose securities are proposed to be included in such offering is such that the offering or the offering price would be materially and adversely affected, Superior will include in such Piggyback Registration in the following order of priority (i) first, all of the Registrable Securities requested by the First Reserve Funds and the Cardinal Holders, on a pro rata basis based on the amount of securities sought to be registered, and (ii) second, the securities proposed to be registered by any other Persons; provided, that in no event shall the number of securities included in a Piggyback Registration for Persons pursuant to Section (c)(ii) be reduced below the lesser of (i) the number of securities such persons would be entitled to include in such Piggyback Registration if, in the event of a reduction of the size of the offering pursuant to this Section 2(c), they were entitled, notwithstanding the terms of this Section 2(c), to include their securities in such Piggyback Registration on a pro rata basis with the First Reserve Funds and the Cardinal Holders based on the amount of securities sought to be registered and (ii) 20% of the total amount of securities included in such offering for Persons other than Superior and the Persons, if any, demanding such registration.

                  (d) Filings; Information. Whenever the First Reserve Funds request that any Registrable Securities be registered pursuant to Section 2(a) hereof, Superior will use its reasonable best efforts to effect the registration of such Registrable Securities and to permit the sale of such Registrable Securities in accordance with the intended method of disposition thereof, as promptly as is practicable, and in connection with any such request:

                           (i) Superior will as expeditiously as possible, but
                  in no event later than 30 days after receipt of a request to file a registration statement with respect to such Registrable Securities, prepare and file with the SEC a Registration Statement on any form for which Superior then qualifies and which counsel for Superior shall deem appropriate and available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof and which is reasonably satisfactory to the First Reserve Funds, and use its reasonable best efforts to cause such Registration Statement to become and remain effective for a period of not less than 90 days (or such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold); provided that if at the time Superior receives a request to file a registration statement with respect to Registrable Securities, Superior is engaged in confidential negotiations or other confidential business activities, disclosure of which would be required in such registration statement (but would not be required if such registration statement were not filed) and the board of directors of Superior determines in good faith that such disclosure would be materially detrimental to Superior and its stockholders, Superior shall have a period of not more than 120 days (less the number of days during the previous 12 months that the use of a Prospectus was suspended pursuant to
                  Section 2(d)(vi) and/or this Section 2(d)(i)) within which to file such registration statement measured from the date of Superior's receipt of the First Reserve Funds's request for registration in accordance with Section 2(a) hereof. The filing of a registration statement may only be deferred once for any potential transaction or event or related transactions or events that could arise as a result of negotiations or other activities and any registration statement whose filing has been deferred as a result shall be filed forthwith if the negotiations or other activities are disclosed or terminated. In order to defer the filing of a registration statement pursuant to this Section 2(d)(i), Superior shall promptly, upon determining to seek such deferral, deliver to the First Reserve Funds a certificate signed by the President or Chief Financial Officer of Superior stating that Superior is deferring such filing pursuant to this Section 2(d)(i).

                           (ii) Superior will prepare and file with the SEC such
                  amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the period set forth in Section 2(d)(i) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement.

                           (iii) Superior will, if requested, prior to filing a
                  Registration Statement or any amendment or supplement thereto, furnish to the First Reserve Funds and each applicable managing underwriter, if any, copies thereof, and thereafter furnish to the First Reserve Funds and each such underwriter, if any, such number of copies of such Registration Statement, amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein) and the Prospectus included in such Registration Statement (including each preliminary Prospectus) as the First Reserve Funds or each such underwriter may reasonably request in order to facilitate the sale of the Registrable Securities.

                           (iv) After the filing of the Registration Statement,
                  Superior will promptly notify the First Reserve Funds of any stop order issued or, to Superior's knowledge, threatened to be issued by the SEC and take all reasonable actions required to prevent the entry of such stop order or to remove it as soon as possible if entered.

                           (v) Superior will use its reasonable best efforts to
                  qualify the Registrable Securities for offer and sale under such other securities or blue sky laws of such jurisdictions in the United States as the First Reserve Funds reasonably request; provided that Superior will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph 2(d)(v), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

                           (vi) Superior will as promptly as is practicable
                  notify the First Reserve Funds, at any time when a Prospectus is required by law to be delivered in connection with sales by an underwriter or dealer, of the occurrence of any event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and promptly make available to the First Reserve Funds and to the underwriters any such supplement or amendment. The First Reserve Funds agree that, upon receipt of any notice from Superior of the occurrence of any event of the kind described in the preceding sentence, the First Reserve Funds will forthwith discontinue the offer and sale of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until receipt by the First Reserve Funds and the underwriters of the copies of such supplemented or amended Prospectus and, if so directed by Superior, the First Reserve Funds will deliver to Superior all copies, other than permanent file copies, then in the First Reserve Funds' possession of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice. In the event Superior shall give such notice, Superior shall extend the period during which such Registration Statement shall be maintained effective as provided in Section 2(e)(i) by the number of days during the period from and including the date of the giving of such notice to the date when Superior shall make available to the First Reserve Funds such supplemented or amended Prospectus.

                           (vii) Superior will enter into customary agreements
                  (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the sale of such Registrable Securities.

                           (viii) Superior will furnish to the First Reserve
                  Funds and to each underwriter a signed counterpart, addressed to the First Reserve Funds or such underwriter, of an opinion or opinions of counsel to Superior and a comfort letter or comfort letters from Superior's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the First Reserve Funds or the managing underwriter reasonably requests.

                           (ix) Superior will make generally available to its
                  security holders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

                           (x) Superior will use its reasonable best efforts to
                  cause all such Registrable Securities to be listed on each securities exchange or market on which the Common Stock is then listed.

                  Superior may require the First Reserve Funds to furnish promptly in writing to Superior such information regarding the First Reserve Funds, the plan of distribution of the Registrable Securities and other information as Superior may from time to time reasonably request or as may be legally required in connection with such registration.

                  (e) Registration Expenses. In connection with any Demand Registration or any Piggyback Registration, Superior shall pay the following expenses incurred in connection with such registration: (i) filing fees with the SEC; (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) fees and expenses incurred in connection with the listing of the Registrable Securities; (v) fees and expenses of counsel and independent certified public accountants for Superior and (vi) the reasonable fees and expenses of any additional experts retained by Superior in connection with such registration. In connection with the preparation and filing of a Registration Statement pursuant to Section 2(a), Superior will also pay the reasonable fees and expenses of a single legal counsel chosen by the First Reserve Funds. The First Reserve Funds shall pay any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities and any other expenses of the First Reserve Funds.

                  (f) Participation in Underwritten Registrations. No Person may participate in any underwritten registered offering contemplated hereunder unless such Person (a) agrees to sell its securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and this Agreement.

                  (g) Holdback Agreements. The First Reserve Funds agree not to effect any public sale (including a sale pursuant to Rule 144 of the Securities
Act) of any Registrable Securities, or any securities convertible into or exchangeable or exercisable for such securities, during the 14 days prior to, and during the 120-day period beginning on, the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which the First Reserve Funds participate, other than the Registrable Securities to be sold pursuant to such registration statement.

         3. Indemnification


                  (a) Indemnification by Superior. Superior agrees to indemnify and hold harmless the First Reserve Funds, its general partner and their officers and directors, and each Person, if any, who controls the First Reserve Funds within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities and expenses arising out or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities or any preliminary Prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities and expenses are caused by any untrue statement or omission or alleged untrue statement or omission based upon information relating to the First Reserve Funds or the plan of distribution furnished in writing to Superior by or on behalf of the First Reserve Funds expressly for use therein; provided that the foregoing indemnity with respect to any preliminary Prospectus shall not inure to the benefit of the First Reserve Funds if a copy of the most current Prospectus at the time of the delivery of the Registrable Securities was not provided to the purchaser, Superior had previously furnished the First Reserve Funds with a sufficient number of copies of the current Prospectus and such current Prospectus would have cured the defect giving rise to such loss, claim, damage or liability. Superior also agrees to indemnify any underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters on substantially the same basis as that of the indemnification of the First Reserve Funds provided in this Section 3(a).

                  (b) Indemnification by The First Reserve Funds. The First Reserve Funds agree to indemnify and hold harmless Superior, its officers and directors, and each Person, if any, who controls Superior within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from Superior to the First Reserve Funds, but only with reference to information relating to the First Reserve Funds or the plan of distribution furnished in writing by or on behalf of the First Reserve Funds expressly for use in any Registration Statement or Prospectus, or any amendment or supplement thereto, or any preliminary Prospectus. The First Reserve Funds also agree to indemnify and hold harmless any underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters on substantially the same basis as that of the indemnification of Superior provided in this Section 3(b).

                  (c) Conduct of Indemnification Proceedings. In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to
Section 3(a) or Section 3(b), such Person (the "Indemnified Party") shall promptly notify the Person against whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party shall have the right to assume the defense of such proceeding and retain counsel reasonably satisfactory to such Indemnified Party to represent such Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified

Parties. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.

                  (d) Contribution. If the indemnification provided for in this Agreement is unavailable to an Indemnified Party in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of Superior and, the First Reserve Funds and the underwriters in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities. The relative fault of Superior and, the First Reserve Funds and the underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  Superior and the First Reserve Funds agree that it would not be just and equitable if contribution pursuant to this Section 3(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

         4. Rule 144. Superior covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act and that it will take such further action as the First Reserve Funds may reasonably request to the extent required from time to time to enable the First Reserve Funds to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC. Upon the request of the First Reserve Funds, Superior will deliver to the First Reserve Funds a written statement as to whether it has complied with such reporting requirements.


         5. Miscellaneous.

                  (a) Notices. Any notice or other communication required or permitted hereunder shall be in writing or by telex, telephone or facsimile transmission with subsequent written confirmation, and may be personally served or sent by United States mail and shall be deemed to have been given upon receipt by the party notified. For purposes hereof, the addresses of the parties hereto (until notice of a change thereof is delivered as provided in this Section 5) shall be as set forth opposite each party's name on the signature page hereof.

                  (b) Termination. This Agreement will terminate upon the earlier of (i) the date upon which the Company and the First Reserve Funds mutually agree in writing to terminate this Agreement and (ii) the first date on which there ceases to be any Registrable Securities.

                  (c) Transfer of Registration Rights. The rights of Holders hereunder may be assigned by Holders to a transferee or assignee of any Registrable Securities provided that Superior is given written notice at the time of or within a reasonable time after said transfer, stating the name and address of such transferee or assignee and identifying the securities with respect to which such registration rights are being assigned; and provided further that the registration rights granted by Superior in Section 2 may only be transferred to, and the definition of "Holders" shall only include, transferees who meet either of the following criteria: such transferee is (i) a holder of 100,000 or more shares of the Registrable Securities before giving effect to the transfer, (ii) any partner of the First Reserve Funds, or (iii) a bank, trust company or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form. To the extent the rights under Section 2(a) of this Agreement are assigned to multiple Holders, all rights hereunder that may be exercised by the First Reserve Funds may only be exercised by one or more Holders holding 50% or more of the Registrable Securities in the aggregate.

                  (d) Waivers and Amendments; Noncontractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by Superior and the Holders of a majority of the Registrable Securities or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising a right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude a further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any breach of any provision of this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such breach is based may also be the subject matter of any other provision of this Agreement (or of any other Agreement between the parties) as to which there is no breach.

                  (e) Severability. If any provision of this Agreement or the applicability of any such provision to a person or circumstances shall be determined by any court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement or the application of such provision to Persons or circumstances other than those for which it is so determined to be invalid and unenforceable, shall not be affected thereby, and each provision of this Agreement shall be valid and shall be enforced to the fullest extent permitted by law. To the extent permitted by applicable law each party hereto hereby waives any provision or provisions of law which would otherwise render any provision of this Agreement invalid, illegal or unenforceable in any respect.

                  (f) Counterparts. This Agreement may be executed by the parties hereto in separate counterparts and when so executed shall constitute one Agreement, notwithstanding that all parties are not signatories to the same counterpart.

                  (g) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

                  (h) Successors and Assigns. Subject to Section 5(c), this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

                  (i) Other Registration Rights Agreements. Without the prior written consent of the First Reserve Funds, Superior will neither enter into any new registration rights agreements that conflict with the terms of this Agreement nor permit the exercise of any other registration rights in a manner that conflicts with the terms of the registration rights granted hereunder.

         IN WITNESS WHEREOF, this Agreement has been executed as of the date the First above written.

Addresses:                           SUPERIOR ENERGY SERVICES, INC.



1105 Peters Road
Harvey, Louisiana 70058              By:
Attn: Terence E. Hall                   -------------------------------------
Fax: 504-362-1818                                 Terence E. Hall
                                                     President

                                     FIRST RESERVE FUND VII, LIMITED
600 Travis - Suite 6000              PARTNERSHIP
Houston, Texas 77002
Attn: Ben A. Guill                   By: First Reserve GP VII, L.P., its
Fax: 713-224-0771                        General Partner


                                         By: First Reserve Corporation, its
                                             General Partner

                                         By:
                                            ---------------------------------
                                                     Ben A. Guill
                                                      President

                                     FIRST RESERVE FUND VIII, LIMITED
                                     PARTNERSHIP

                                     By: First Reserve GP VIII, L.P., its
                                         General Partner

                                         By: First Reserve Corporation, its
                                             General Partner

                                         By:
                                            ---------------------------------
                                                       Ben A. Guill
                                                        President

                                    EXHIBIT F
                                ESCROW AGREEMENT

                  THIS ESCROW AGREEMENT (this "Agreement"), dated July ___, 1999, by and among CARDINAL HOLDING CORP., a Delaware corporation ("Cardinal"), FIRST RESERVE FUND VII, LIMITED PARTNERSHIP, a Delaware limited partnership ("First Reserve VII"), FIRST RESERVE FUND VIII, L.P. a Delaware limited partnership (together with First Reserve VII, the "First Reserve Funds," and together with Cardinal and First Reserve VII, the "Cardinal Parties"), and GARDERE WYNNE SEWELL & RIGGS, L.L.P, a Texas limited liability partnership (the "Escrow Agent");

                              W I T N E S S E T H:

         WHEREAS, the Board of Directors of Cardinal has approved the merger of Superior Cardinal Acquisition Company, Inc., a Delaware corporation ("Sub"), with and into Cardinal in accordance with the terms and conditions of that certain Agreement and Plan of Merger dated April 20, 1999, and as amended by that certain Amendment No. 1 to the Agreement and Plan of Merger (the "Agreement"), by and between Sub, Superior Energy Services, Inc., a Delaware corporation that owns all the outstanding capital stock of Sub, the Corporation and the First Reserve Funds, with the Cardinal as the surviving corporation (the "Merger")

         WHEREAS, Cardinal will be issuing $50,000,000 in common stock (the "New Cardinal Stock") to certain Cardinal shareholders (each a "Purchasing Shareholder") pursuant to the terms of a subscription agreement by and between Cardinal and each of the Purchasing Shareholders (collectively, the "Subscription Agreements"), the issuance of which will be contingent upon the closing of the Merger and will take place immediately prior to such closing;

         WHEREAS, pursuant to the terms of the Subscription Agreements, each of the Purchasing

         Shareholders will deposit payment (the "Funds") for the New Cardinal Stock into an account maintained by the Escrow Agent; and

         WHEREAS, pursuant to the terms of the Subscription Agreement, the Escrow Agent will release the Funds upon receiving notice from Cardinal that all conditions under the Escrow Agreement have been satisfied;

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for additional consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Receipt and Release of Funds. The Escrow Agent shall receive the Funds when tendered by the Purchasing Shareholders and shall release the Funds immediately upon receiving any notice from Cardinal that all conditions to the release of such Funds contained in the Subscription Agreement have been satisfied.

         2. Responsibilities of Escrow Agent. The acceptance by the Escrow Agent of its duties under this Agreement is subject to the following terms and conditions, which the parties to this Agreement hereby agree shall govern and control with respect to the Escrow Agent's rights, duties, liabilities and immunities.

                  (a) The Escrow Agent shall act hereunder as depositary only, and it shall not be responsible or liable in any manner whatever for the computations to be made pursuant hereto, nor for the sufficiency, correctness, genuineness or validity of any security deposited with it.

                  (b) In the event the Merger has not closed within 45 days of the Funding Date, as such term is defined in each Subscription Agreement, the Escrow Agent shall request from each Purchasing Shareholder written wire transfer instructions and shall return the Funds to the Purchasing Shareholders pursuant to such instructions. In such event, this Agreement shall terminate when the Escrow Agent has release all Funds for return to the Purchasing Shareholders and the Escrow Agent shall have no further liabilities or obligations whatsoever.

                  (c) The Escrow Agent shall not be liable for any error of judgment, or for any act done or steps taken or omitted by it in good faith, or for any mistake of fact or law, or for anything that it may do or refrain from doing in connection herewith, except its own gross negligence or willful misconduct.

                  (d) The Escrow Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or its duties hereunder, or performance thereof, and it shall incur no liability (including any liability relating to the appointment of a successor Escrow Agent or arbitration proceeding) and shall be fully protected (including indemnification from any party hereto to the extent reasonably requested by the Escrow Agent) in acting or refusing to act in good faith in accordance with the opinion and instructions of such counsel.

                  (e) The Escrow Agent shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of a claim, or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

                  (f) Cardinal hereby appoints the Escrow Agent as its attorney-in-fact for the purposes of causing effective transfers of the Funds.

                  (g) The Escrow Agent may resign hereunder (i) (a) at any time with the consent of all parties hereto and the appointment of a substitute Escrow Agent by Cardinal, or (b) upon sixty (60) days' written notice to the parties hereto and the appointment of a substitute Escrow Agent by Cardinal; and
(ii) upon the written acceptance by the substitute Escrow Agent of such appointment.

                  (h) Should any controversy arise between or among any Cardinal Party, any Purchasing Shareholder and the Escrow Agent with respect to (i) this Agreement or (ii) any rights to the payment, application or delivery of the Funds or any part thereof, and a substitute Escrow Agent is not appointed pursuant to clause (f) above within sixty (60) days of written notice of resignation from the Escrow Agent to the parties hereto, the Escrow Agent shall have the right to institute a Bill of Interpleader or any other appropriate judicial proceeding in any court of competent jurisdiction to determine the rights of the parties; provided, however, with respect to disputes between Cardinal and any

Purchasing Shareholder, the foregoing shall not be deemed to supercede, and shall be subject to, the dispute resolution procedures set forth in each respective Subscription Agreement. Should a Bill of Interpleader or other judicial proceeding be instituted, or should the Escrow Agent become involved in litigation in any manner whatsoever on account of this Agreement, the nonprevailing party or parties, their heirs, personal representatives, successors and assigns shall pay the Escrow Agent its reasonable attorneys' fees and any other disbursements, expenses, losses, costs or damages in connection with or resulting from such litigation.

                  (i) The Cardinal Parties shall jointly and severally indemnify and hold the Escrow Agent harmless from all losses, costs, damages, expenses and reasonable attorneys' fees that are incurred by the Escrow Agent arising from acts or omissions of the Escrow Agent in performance of or pursuant to this Agreement; provided, however, that the Escrow Agent shall not be entitled to indemnification for gross negligence or willful misconduct.

                  (j) Each Cardinal Party acknowledges and agrees that any agreement, waiver, consent, approval or action taken by the Cardinal Parties under this Agreement or in connection with the transactions contemplated by this Agreement shall be binding upon all of the Cardinal Parties, and Escrow Agent shall be entitled to rely on any agreement, waiver, consent, approval or other action taken by Cardinal as if such agreement, waiver, consent or other action had been taken by all the Cardinal Parties.

         3. Amendment and Termination. In addition to the provisions of Section 2(b), this Agreement may be amended or cancelled by and upon written notice to the Escrow Agent at any time given by each Cardinal Party, but the duties or responsibilities of the Escrow Agent may not be increased without its prior written consent.

         4. Notices.

                 (a) All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered by hand or mailed by certified mail, return receipt requested, first class postage prepaid, or sent by Federal Express or similarly recognized overnight delivery service with receipt acknowledged, addressed as follows:

                 If to Cardinal, addressed to:

                 Cardinal Holding Corp.
                 600 Travis, Suite 6000
                 Houston, Texas  77002
                 Attention: Ben Guill

                 If to the First Reserve Funds, addressed to:

                 First Reserve Fund VII, Limited Partnership
                 600 Travis, Suite 6000
                 Houston, Texas  77002
                 Attention: Ben Guill

                 and to:
                 First Reserve Fund VIII, Limited Partnership
                 600 Travis, Suite 6000
                 Houston, Texas  77002
                 Attention: Ben Guill

                 If to the Escrow Agent, addressed to:

                 Gardere Wynne Sewell & Riggs, L.L.P.
                 1000 Louisiana, Suite 3400
                 Houston, Texas  77002
                 Attention: Frank Putman

                 (b) If delivered personally, the date on which a notice, request, instruction or document is delivered shall be the date on which such delivery is made and, if delivered by mail or by overnight delivery service, the date on which such notice, request, instruction or document is received shall be the date of delivery. In the event any such notice, request, instruction or document is mailed or shipped by overnight delivery service to a party in accordance with this Section 10 and is returned to the sender as nondeliverable, then such notice, request, instruction or document shall be deemed to have been delivered or received on the fifth day following the deposit of such notice, request, instruction or document in the United States mails or the delivery to the overnight delivery service.

                 (c) Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this
Section 4.

         5. Parties in Interest. This Agreement and the rights of the parties hereunder may not be assigned (except by operation of law) and shall be binding upon and inure to the benefit of the parties hereto and their successors, heirs or personal representatives.

         6. Miscellaneous. THIS AGREEMENT (I) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, and (ii) may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Section headings hereof are included solely for convenience of reference and are not to be considered part of this Agreement.

                              [INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed as of the date first above written.

                                     "CARDINAL":

                                     CARDINAL HOLDING CORP.

                                     By:

                                     Name:

                                     Title:


                                     "FIRST RESERVE FUNDS"

                                     FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                     By:

                                     Name:

                                     Title:


                                     FIRST RESERVE FUND VIII, L.P.

                                     By:

                                     Name:

                                     Title:


                                     "ESCROW AGENT"

                                     GARDERE WYNNE SEWELL & RIGGS, L.L.P.

                                     By:

                                     Name:

                                     Title: